                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                         (AMENDMENT NO. ____________)(1)


                       Summit Properties Partnership, L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Units of Limited Partnership Interest
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                       N/A
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               William F. Paulsen,
                       212 South Tryon Street, Suite 500,
                       Charlotte, NC 28281 (704) 334-9905
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 1, 1997
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

---------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


------------------------------                                                              ----------------------------------
       CUSIP NO. N/A                                       13D                                    PAGE 2 OF 12 PAGES
                 ----                                      ---                                    ------------------
------------------------------                                                              ----------------------------------

------------ -----------------------------------------------------------------------------------------------------------------
1.           NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Summit Properties Inc.
             56-1857807
------------ -----------------------------------------------------------------------------------------------------------------
2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a) [ ]
                                                                                                                       (b) [ ]
------------ -----------------------------------------------------------------------------------------------------------------
3.           SEC USE ONLY

------------ -----------------------------------------------------------------------------------------------------------------
4.           SOURCE OF FUNDS*

             OO
------------ -----------------------------------------------------------------------------------------------------------------
5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                        [ ]

------------ -----------------------------------------------------------------------------------------------------------------
6.           CITIZENSHIP OR PLACE OF ORGANIZATION                                    Maryland
--------------------------------------------- ------------- ------------------------------------------------------------------
                    7.            SOLE VOTING POWER
                                  23,165,638 (7/1/97)          24,519,831 (4/1/98)          27,805,836 (12/31/98)
   NUMBER OF                      23,761,033 (1/2/98)          25,119,949 (7/1/98)          28,323,715 (1/11/99)
     SHARES                       24,146,076 (2/2/98)          25,916,571 (11/4/98)
  BENEFICIALLY      ------------- --------------------------------------------------------------------------------------------
 OWNED BY EACH      8.            SHARED VOTING POWER          -0-
  REPORTING         ------------- --------------------------------------------------------------------------------------------
  PERSON WITH       9.            SOLE DISPOSITIVE POWER
                                  23,165,638 (7/1/97)          24,519,831 (4/1/98)          27,805,836 (12/31/98)
                                  23,761,033 (1/2/98)          25,119,949 (7/1/98)          28,323,715 (1/11/99)
                                  24,146,076 (2/2/98)          25,916,571 (11/4/98)
                    ------------- --------------------------------------------------------------------------------------------
                    10.           SHARED DISPOSITIVE POWER     -0-
--------------------------------------------- ------------- ------------------------------------------------------------------
11.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 23,165,638 (7/1/97)          24,519,831 (4/1/98)          27,805,836 (12/31/98)
                 23,761,033 (1/2/98)          25,119,949 (7/1/98)          28,323,715 (1/11/99)
                 24,146,076 (2/2/98)          25,916,571 (11/4/98)
---------------- -------------------------------------------------------------------------------------------------------------
12.              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    [ ]
---------------- -------------------------------------------------------------------------------------------------------------
13.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 84.8% (7/1/97)     85.5% (4/1/98)     86.2% (12/31/98)
                 85.5% (1/2/98)     85.5% (7/1/98)     86.5% (1/11/99)
                 85.7% (2/2/98)     85.5% (11/4/98)
---------------- -------------------------------------------------------------------------------------------------------------
14.              TYPE OF REPORTING PERSON*

                 CO
---------------- -------------------------------------------------------------------------------------------------------------
                                          *SEE INSTRUCTIONS BEFORE FILLING OUT!


ITEM 1. SECURITY AND ISSUER.

         This statement on Schedule 13D (the "Statement") relates to units of limited partnership interest ("Units") in Summit Properties Partnership, L.P., a Delaware limited partnership (the "Issuer"). The principal executive offices of the Issuer are located at 212 South Tryon Street, Suite 500, Charlotte, North Carolina 28281.

ITEM 2. IDENTITY AND BACKGROUND.

         This Statement is filed by Summit Properties Inc. (the "Reporting Person"), a Maryland corporation and a self-administered and self-managed real estate investment trust ("REIT"). The principal business of the Reporting Person is to develop and operate apartment communities located primarily in the southeastern and mid-atlantic United States in its capacity as the sole general partner of the Issuer. The principal executive offices of the Issuer are located at 212 South Tryon Street, Suite 500, Charlotte, North Carolina 28281.

         The Reporting Person has not been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Schedule I to this Statement, which is incorporated herein by reference, sets forth the name, business address and present principal occupation or employment of each executive officer and director of the Reporting Person. None of the persons listed on Schedule I has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. All of such persons are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person and the Issuer are part of a structure generally referred to as an umbrella partnership real estate investment trust, or "UPREIT." In this UPREIT structure, the Reporting Person is publicly traded and holds substantially all of its properties and conducts substantially all of its business through the Issuer with respect to which it is the sole general partner and a limited partner. The Reporting Person serves as a pass-through financing vehicle by issuing shares of its common stock, par value $.01 per share ("Common Stock"), and simultaneously contributing the proceeds to the Issuer in exchange for Units. The number of Units acquired by the Reporting Person is equal to the number of shares of Common Stock issued, whether through a public offering, a private placement or otherwise. The agreement of limited partnership of the Issuer (as amended from time to time, the "Partnership Agreement") prohibits the Reporting Person from engaging in any transaction in Units of the Issuer without engaging in a simultaneous, corresponding, opposite transaction in its own shares for equal value.

                              (Page 3 of 12 Pages)

         Under the provisions of the Partnership Agreement, the Reporting Person will acquire an equal number of Units upon the issuance of shares of Common Stock in connection with any of the following transactions.

         -- The Reporting Person, on behalf of itself and the Issuer, has adopted various equity-based compensation plans (the "Employee Plans"). The Employee Plans authorize the issuance of shares of Common Stock and options to purchase such shares to employees of the Reporting Person and its subsidiaries, as well as the opportunity for employees to purchase shares of Common Stock directly from the Reporting Person.

         -- The Reporting Person has a Dividend Reinvestment and Stock Purchase Plan (the "DRIP") which allows (i) existing stockholders to reinvest their cash dividends in shares of Common Stock and (ii) both existing stockholders and new investors to make cash purchases of shares of Common Stock directly from the Reporting Person.

         -- The Reporting Person may issue additional shares of Common Stock in connection with the contribution of an apartment community to the Issuer.

         In addition, the Partnership Agreement establishes a redemption right that is typical of UPREITs. Under the Partnership Agreement, Units may be redeemed for cash at the option of the holder, subject in certain cases to restrictions on redemption under individually negotiated registration rights agreements. Upon delivery of a notice of redemption to the Issuer, the Issuer must redeem the Units for cash in an amount representing, on a per Unit basis, the fair market value of one share of Common Stock of the Reporting Person, except that the Reporting Person may elect to instead acquire the Units presented for redemption for an equal number of shares of Common Stock. If Units are redeemed for an equal number of shares of Common Stock of the Reporting Person, the Reporting Person becomes the owner of the redeemed Units, assuring that the number of Units owned by the Reporting Person remains equal to the number of shares outstanding.

         The Units owned by the directors and executive officers of the Reporting Person as set forth on Schedule I were acquired when, in connection with the formation of the UPREIT structure, properties in which such directors and executive officers held ownership interests were contributed to the Issuer in exchange for Units.

ITEM 4. PURPOSE OF TRANSACTIONS.

         Information regarding the nature of the acquisitions of Units of the Issuer by the Reporting Person on the dates listed in Item 5(a) below is set forth on Schedule II hereto, which is incorporated herein by reference.

         From time to time, the Reporting Person acquires and disposes of Units of the Issuer. The Partnership Agreement, however, prohibits the Reporting Person from engaging in any transaction in Units without engaging in a simultaneous, corresponding, opposite transaction in its own shares of Common Stock for equal value. Thus, as described in Item 3 above, the Reporting Person may acquire Units of the Issuer only in connection with (i) the issuance of shares of Common Stock, including, without limitation, in a public offering or a private placement, pursuant to the DRIP or in connection with a property contribution, (ii) an award or other disposition of shares of Common Stock pursuant to an Employee Plan or (iii) a redemption of

                              (Page 4 of 12 Pages)

Units for shares of Common Stock. Similarly, the Reporting Person may dispose of Units of the Issuer only in connection with the Reporting Person's repurchase of shares of Common Stock or an employee's forfeiture of restricted shares granted pursuant to an Employee Plan. In each of these instances, the acquisition or disposition by the Reporting Person of Units of the Issuer will be offset by a corresponding disposition or acquisition of shares of Common Stock for consideration of equal value.

         The Reporting Person has no plans or proposals related to (a) an extraordinary transaction involving the Issuer or any of its subsidiaries, (b) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (c) a change in the present general partner or management of the Issuer, (d) a material change in the present capitalization or distribution policy of the Issuer, (e) any other material change in the Issuer's business structure, (f) a material change in the Partnership Agreement or other actions which may impede the acquisition of control of the Issuer by any person (except for actions which may impede the acquisition of control of the Reporting Person as described below), (g) the deregistration of the Issuer's securities, or (h) any action similar to the foregoing.

         The Reporting Person is the sole general partner of the Issuer. As such, all management powers over the ordinary business and affairs of the Issuer are vested in the Reporting Person. The Reporting Person may not be removed as general partner of the Issuer by the limited partners with or without cause. Thus, any action which may impede the acquisition of control of the Reporting Person may likewise impede the acquisition of control of the Issuer. The Reporting Person adopted a Shareholder Rights Agreement in December 1998. Under the terms of the Shareholder Rights Agreement, the Board of Directors of the Reporting Person has significant discretion to approve of a person's effort to acquire a greater than 15% interest in the Reporting Person. As of the date of this filing, the Reporting Person has no plans or proposals related to other actions which may impede the acquisition of control of the Reporting Person.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person beneficially owned: (i) 23,165,638 Units, or approximately 84.8% of the outstanding Units, as of July 1, 1997; (ii) 23,761,033 Units, or approximately 85.5% of the outstanding Units, as of January 2, 1998; (iii) 24,146,076 Units, or approximately 85.7% of the outstanding Units, as of February 2, 1998; (iv) 24,519,831 Units, or approximately 85.5% of the outstanding Units, as of April 1, 1998; (v) 25,119,949 Units, or approximately 85.5% of the outstanding Units, as of July 1, 1998; (vi) 25,916,571 Units, or approximately 85.5% of the outstanding Units, as of November 4, 1998; (vii) 27,805,836 Units, or approximately 86.2% of the outstanding Units, as of December 31, 1998; and (viii) 28,323,715 Units, or approximately 86.5% of the outstanding Units, as of January 11, 1999. Information regarding the number and percentage of Units beneficially owned by the directors and executive officers of the Reporting Person is set forth on
Schedule I.

         (b) The Reporting Person possesses sole voting and dispositive power with respect to the Units which it beneficially owns. Information regarding the voting and dispositive power of the Units beneficially owned by the directors and executive officers of the Reporting Person is set forth on Schedule I.

         (c) The Reporting Person effected the transactions in Units of the Issuer set forth on Schedule II within the 60 days prior to each of the dates listed in Item 5(a) above. None of the

                              (Page 5 of 12 Pages)
directors or executive officers of the Reporting Person has effected any transaction in the Units since acquiring the Units set forth opposite their respective names on Schedule II in connection with the formation of the UPREIT in 1994.

         (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Units beneficially owned by the Reporting Person. Except as described below, no person other than the director or executive officer of the Reporting Person who is the beneficial owner of Units has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Units owned by such person.

         John Crosland, Jr., a director of the Reporting Person, owns 106,877 Units directly. In addition, the beneficial ownership of Units by Mr. Crosland as set forth on Schedule I includes (i) 307,311 Units owned by JMJ Associates Limited Partnership, a limited partnership in which Mr. Crosland owns an equity interest and indirectly serves as the general partner, (ii) 387,646 Units owned by The Crosland Group, Inc., a corporation in which Mr. Crosland owns an equity interest (the "Crosland Group"), (iii) 51,101 Units owned by Crosland-Erwin & Associates, No. VI, a general partnership in which the Crosland Group owns an equity interest, (iv) 108,554 Units, 86,125 Units and 91,162 Units owned by Westbury Place Associates, Westbury Woods Associates and Westbury Park Associates, respectively, each a limited partnership with respect to which Mr. Crosland serves as co-general partner and (v) 2,381 Units owned by Crosland Investors, Inc., a corporation in which Mr. Crosland owns an equity interest, as to all of which Units Mr. Crosland disclaims beneficial ownership.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Partnership Agreement which is referenced in Items 3 and 4 and filed as an Exhibit hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) regarding the Units of the Issuer with respect to which the Issuer or any of its directors or executive officers is a party.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.       Description
-----------       -----------

     1 Agreement of Limited Partnership of Summit Properties Partnership, L.P., as amended (incorporated herein by reference to Exhibit 3.1 to the Issuer's Registration Statement on Form 10, dated April 21, 1997, File No. 000-22411).

     2 Tenth Amendment to Agreement of Limited Partnership of Summit Properties Partnership, L.P. (incorporated herein by reference to Exhibit 10.1 to the Reporting Person's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997, File No. 001-12792).

     3 Eleventh Amendment to Agreement of Limited Partnership of Summit Properties Partnership, L.P. (incorporated herein by reference to Exhibit 3.1 to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998, File No. 000-22411).

     4 Twelfth Amendment to Agreement of Limited Partnership of Summit Properties Partnership, L.P. (incorporated herein by reference to Exhibit 3.1 to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998, File No. 000-22411).

     5 Thirteenth Amendment to Agreement of Limited Partnership of Summit Properties Partnership, L.P. (incorporated herein by reference to Exhibit 3.1 to the Reporting Person's Current Report on Form 8-K filed on November 13, 1998, File No. 001-12792).


                              (Page 6 of 12 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.




                                                          March 15, 1999
                                                --------------------------------
                                                             (Date)

                                                      /s/ Michael G. Malone
                                                --------------------------------
                                                           (Signature)

                                                       Michael G. Malone/
                                                Senior Vice President, Secretary
                                                       and General Counsel
                                                --------------------------------
                                                          (Name/Title)


                              (Page 7 of 12 Pages)

                                   SCHEDULE I

                                      Principal Occupation or Employment/           Number of Units
      Name                              Name and Address of Business (1)         Beneficially Owned (2)
  ------------                        -----------------------------------        ----------------------

DIRECTORS AND EXECUTIVE OFFICERS:

William B. McGuire                    Chairman of the Board of Directors of              620,313 (3)
                                      the Reporting Person

William F. Paulsen                    Chief Executive Officer of                         596,045 (4)
                                      the Reporting Person

Steven R. LeBlanc                     President and Chief Operating Officer                  -0-
                                      of the Reporting Person (5)

DIRECTORS:

James H. Hance, Jr.                   Vice Chairman and
                                      Chief Financial Officer                                -0-
                                      Bank of America
                                      100 North Tryon Street
                                      Charlotte, NC 28202

Henry H. Fishkind                     President                                              -0-
                                      Fishkind & Associates, Inc.
                                      11869 High Tech Avenue
                                      Orlando, FL 32817

Nelson Schwab III                     Managing Director                                      -0-
                                      Carousel Capital
                                      201 North Tryon Street
                                      Charlotte, NC 28202

John Crosland, Jr.                    Chairman and Chief Executive Officer             1,141,157 (6)
                                      The Crosland Group, Inc.
                                      125 Scaleybark Road
                                      Charlotte, NC 28209

EXECUTIVE OFFICERS:

Michael L. Schwarz                    Executive Vice President and Chief                     -0-
                                      Financial Officer of the Reporting Person

William B. Hamilton                   Executive Vice President                               -0-
                                      of the Reporting Person

Raymond V. Jones                      Executive Vice President/                          274,526 (8)
                                      Development and Construction
                                      of the Reporting Person (7)


                              (Page 8 of 12 Pages)

                                      Principal Occupation or Employment/           Number of Units
      Name                              Name and Address of Business (1)         Beneficially Owned (2)
  ------------                        -----------------------------------        ----------------------

David F. Tufaro                       Executive Vice President and                       206,388 (10)
                                      Chief Investment Officer of the
                                      Reporting Person (9)


--------------

(1) Unless otherwise noted, the business address of such person is Summit Properties Inc., 212 South Tryon Street, Suite 500, Charlotte, NC 28281.

(2) Each person possesses sole voting and dispositive power with respect to the Units beneficially owned by such person as set forth above.

(3)      Represents approximately 2.3%, 2.2%, 2.2%, 2.2%, 2.1%, 2.0%, 1.9% and
         1.9% of the Units outstanding as of July 1, 1997, January 2, 1998, February 2, 1998, April 1, 1998, July 1, 1998, November 4, 1998,
         December 31, 1998 and January 11, 1999, respectively.

(4)      Represents approximately 2.2%, 2.1%, 2.1%, 2.1%, 2.0%, 2.0%, 1.8% and
         1.8% of the Units outstanding as of July 1, 1997, January 2, 1998, February 2, 1998, April 1, 1998, July 1, 1998, November 4, 1998,
         December 31, 1998 and January 11, 1999, respectively.

(5) Mr. LeBlanc joined the Reporting Person as President and Chief Operating Officer and a Director in July 1998.

(6)      Represents approximately 4.2%, 4.1%, 4.1%, 4.0%, 3.9%, 3.8%, 3.5% and
         3.5% of the Units outstanding as of July 1, 1997, January 2, 1998, February 2, 1998, April 1, 1998, July 1, 1998, November 4, 1998,
         December 31, 1998 and January 11, 1999, respectively. Mr. Crosland disclaims beneficial ownership of 1,034,280 of the above Units as described in Item 5(d).

(7)      Mr. Jones terminated his employment with the Reporting Person in May
         1998.

(8) Represents approximately 1.0% of the Units outstanding as of July 1, 1997, January 2, 1998, February 2, 1998 and April 1, 1998.

(9) Mr. Tufaro served as an executive officer of the Reporting Person until December 31, 1997.

(10) Represents approximately 0.8% of the Units outstanding as of July 1, 1997.


                              (Page 9 of 12 Pages)

                                   SCHEDULE II

         Described below are the acquisitions of Units of the Issuer by the Reporting Person on each of the dates listed in Item 5(a) and during the 60 days prior to each such date. With respect to those acquisitions of Units which resulted from the issuance of additional shares of Common Stock by the Reporting Person, the consideration paid to the Issuer for each Unit acquired was calculated based on the market value of the Common Stock on the New York Stock Exchange on the date of acquisition or for a period of days prior to such acquisition. With respect to the Units acquired by the Reporting Person from a redeeming limited partner of the Issuer, the consideration paid to such limited partner was one share of Common Stock for each Unit tendered for redemption.

                No. of Units
  Date            Acquired            Nature of Transaction
--------        ------------          ---------------------
 5/2/97               662       Issuance of shares of Common Stock by the Reporting
                                Person pursuant to the DRIP

 5/15/97            5,119       Issuance of shares of Common Stock by the Reporting
                                Person pursuant to the DRIP

 6/1/97             5,420       Issuance of shares of Common Stock by the Reporting
                                Person pursuant to an Employee Plan

 6/2/97               742       Issuance of shares of Common Stock by the Reporting
                                Person pursuant to the DRIP

 6/18/97           53,165       Redemption of Units of the Issuer in exchange for shares of
                                Common Stock of the Reporting Person

 7/1/97            21,024       Issuance of shares of Common Stock by the Reporting
                                Person pursuant to the DRIP

 11/3/97            1,303       Issuance of shares of Common Stock by the Reporting
                                Person pursuant to the DRIP

11/17/97            6,515       Issuance of shares of Common Stock by the Reporting
                                Person pursuant to the DRIP

 12/1/97           86,408       Issuance of shares of Common Stock by the Reporting
                                Person pursuant to the DRIP

 12/5/97            4,900       Issuance of shares of Common Stock by the Reporting
                                Person pursuant to an Employee Plan

 1/2/98           349,947       Issuance of shares of Common Stock by the Reporting
                                Person pursuant to the DRIP and certain Employee Plans


                             (Page 10 of 12 Pages)

                No. of Units
  Date            Acquired            Nature of Transaction
--------        ------------          ---------------------
 1/6/98            27,000       Issuance of shares of Common Stock by the Reporting
                                Person pursuant to an Employee Plan

 1/13/98              250       Issuance of shares of Common Stock by the Reporting
                                Person pursuant to an Employee Plan

 2/2/98           357,793       Issuance of shares of Common Stock by the Reporting
                                Person pursuant to the DRIP and an Employee Plan

 2/16/98           59,095       Issuance of shares of Common Stock by the Reporting
                                Person pursuant to the DRIP

 3/3/98            26,974       Issuance of shares of Common Stock by the Reporting
                                Person pursuant to the DRIP

 3/18/98            1,735       Issuance of shares of Common Stock by the Reporting
                                Person pursuant to an Employee Plan

 4/1/98           285,951       Issuance of shares of Common Stock by the Reporting
                                Person pursuant to the DRIP

 5/15/98           87,700       Issuance of shares of Common Stock by the Reporting
                                Person pursuant to the DRIP

 6/1/98            28,915       Issuance of shares of Common Stock by the Reporting
                                Person pursuant to the DRIP

 6/12/98              250       Issuance of shares of Common Stock by the Reporting
                                Person pursuant to an Employee Plan

 6/22/98           13,375       Redemption of Units of the Issuer in exchange for shares of
                                Common Stock of the Reporting Person

 7/1/98           447,017       Issuance of shares of Common Stock by the Reporting
                                Person pursuant to the DRIP and an Employee Plan

 9/10/98               30       Issuance of shares of Common Stock by the Reporting
                                Person pursuant to an Employee Plan

 10/1/98            1,346       Issuance of shares of Common Stock by the Reporting
                                Person pursuant to the DRIP

 10/8/98            2,250       Issuance of shares of Common Stock by the Reporting
                                Person pursuant to an Employee Plan


                             (Page 11 of 12 Pages)

                No. of Units
  Date            Acquired            Nature of Transaction
--------        ------------          ---------------------
10/23/98              400       Issuance of shares of Common Stock by the Reporting
                                Person pursuant to an Employee Plan

 11/2/98            1,857       Issuance of shares of Common Stock by the Reporting
                                Person pursuant to the DRIP

 11/3/98              250       Issuance of shares of Common Stock by the Reporting
                                Person pursuant to an Employee Plan

 11/4/98          489,622       Issuance of shares of Common Stock by the Reporting Person in connection with the contribution of certain properties to the Issuer

11/17/98           89,582       Issuance of shares of Common Stock by the Reporting
                                Person pursuant to the DRIP

12/16/98          252,545       Issuance of shares of Common Stock by the Reporting
                                Person pursuant to the DRIP

12/31/98        1,547,138       Issuance of shares of Common Stock by the Reporting Person in connection with the contribution of certain properties to the Issuer

 1/4/99            65,730       Issuance of shares of Common Stock by the Reporting
                                Person pursuant to an Employee Plan

 1/5/99             2,200       Issuance of shares of Common Stock by the Reporting
                                Person pursuant to an Employee Plan

 1/11/99          449,950       Issuance of shares of Common Stock by the Reporting
                                Person pursuant to the DRIP


                             (Page 12 of 12 Pages)